Exhibit 12.1

HCC INDUSTRIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	For the Nine Months Ended
	December 28, 2002		December 29, 2001

Earnings:

Earnings (loss) before taxes and cumulative effect of accounting change	$(6,275)		$4,722

Add: Fixed Charges*	7,208		7,388

	$933		$12,110

* Fixed Charges:

Interest expense	$7,208		$7,388
	$7,208		$7,388

Ratio of Earnings to Fixed Charges	—	(1)	1.64

(1)          There was a deficiency of earnings to fixed charges for the nine months ended December 28, 2002 of $6,275.

*  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of earnings before taxes and cumulative effect of accounting change plus fixed charges and “fixed charges” consist of interest expense and amortization of debt issuance costs.